Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047528

21 December 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

NZ's Largest Oil Field Now Fully Operational

OMV, the operator of the Maari field, has made the following release today;

NZ's largest oil field now fully operational

- **Drilling rig readied for departure**
- **Production at Maari tops five million barrels**
- **On course for new oil from Maari and Manaia fields**

The ENSCO 107 jack-up rig is being readied for departure from New Zealand today following the completion of its work on the Maari oil field project.

"It is very satisfying to get to this point. We are now able to fully concentrate on the production phase of Maari without interruption from drilling activities," said OMV New Zealand Managing Director Wayne Kirk.

The rig was towed from Taranaki to Admiralty Bay near Nelson over the weekend. This morning, starting at 0800 hours, it will be floated on to the specialist heavy transport vessel the 'MV Target' before being transported to Singapore. The dramatic manoeuvre involves the ship partially submerging to allow the rig to be towed into place onto its deck, before resurfacing and lifting the rig, rather like a dry dock.

"This is an important milestone for us as it marks the formal completion of the Maari drilling campaign which began in November 2008."

Over five million barrels of oil have been extracted from Maari since production began in February 2009, making it the country's largest oil field and OMV the largest liquid hydrocarbons producer in New Zealand.

A workover unit is now being installed on the Maari wellhead platform – a small drilling rig- like structure which will allow repairs and maintenance of the Maari wells to be undertaken when needed.

"Once the unit is operational in the first quarter of next year our activities at Maari will be centred on the floating production offshore and storage vessel, the Raroa, which is anchored 1.5km from the Maari wellhead platform."

The vessel, which has a rotating crew of 27, receives Maari oil from the wellhead platform via subsea flow lines.

The ENSCO rig initially drilled eight wells at Maari – five production wells and three water injection wells. This was supplemented by drilling two further wells at Maari, the M2A well and the Manaia-1 well into the nearby Manaia structure located south west of Maari.

The Manaia-1 well is the longest ever drilled in New Zealand at a distance of nearly eight kilometres or eight times the length of the Auckland Harbour Bridge.

Both wells are expected to begin production in the first quarter of next year.

"This additional oil gives us added confidence that we can keep producing from Maari over the next 10 to 15 years."

Latest trade figures show oil is New Zealand's fifth largest export ahead of seafood and wine, totalling $1.7 billion in the 12 months to September 2009. Maari oil now accounts for the bulk of this as volumes from the nearby Tui Field are declining.

"This has been a challenging few years for the project and it's a tribute to our staff, contractors and partners that Maari is a resounding success and one that is bringing great benefits to New Zealand," said Mr Kirk.

Maari Oil Field

- Estimated reserves of 50 million barrels with an expected life of 10-15 years.
- Plateau production of 35,000 barrels of oil a day (production began in February 2009)
- Additional reserves have now been tapped, from both 'M2A', 50m above the Maari oil bearing sands, as well as Manaia, 10km south-west of Maari.

Wellhead Platform Tiro Tiro Moana

- Weighs 10,000 tonnes and stands 150m tall – half the height of Auckland's
- Sky Tower. Sits in 100m of water. The workover unit being installed will enable any needed repairs of the downhole equipment, such as the electric submersible pumps, as well as any required drilling intervention work.

FPSO Raroa

- Central production facility to separate the production mixture coming from the wells into oil, gas and water and stores oil before load-out to tankers.
- Storage capacity ca. 600,000 barrels (1.5 million average car petrol tanks).
- Oil is offloaded at regular intervals to tankers for transport to refineries about once a fortnight.

Maari Participants

• Cue Taranaki Pty Ltd	5%
• OMV NZ Ltd (Operator)	69%
• Todd Maari Limited	16%
• Horizon Oil International Limited	10%
• *(a wholly owned subsidiary of Horizon Oil Limited (HZN))*	

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au

Robert J Coppin
Chief Executive Officer

21 December 2009

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

MEO Commits to Drilling Artemis-1

Cue is pleased to announce that MEO has today irrevocably committed to drilling the Artemis-1 well in permit WA-360-P in the offshore Carnarvon Basin of Western Australia.

Cue will have a 15% free carry through the drilling of the well.

MEO has stated, in several releases, most recently on 27 November 2009, that Artemis-1 will test a prospect that has the potential to contain 12 trillion cubic feet of recoverable gas within WA-360-P.

Participants in WA-360-P are:

• Cue Exploration Pty Ltd	15%
• North West Shelf Exploration Pty Ltd *(MEO subsidiary, Operator))*	70%
• Rankin Trend Pty Ltd	15%

The MEO release is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21 December 2009

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX & Media Release

WA-360-P Farm-in Progress Report

Key Points:

- **Farminee has received Board of Director approval to complete farm-in transaction**
- **Joint release to be made once binding documents have been executed**
- **MEO triggers well option & commences discussions to secure drilling rig to drill Artemis-1**

MELBOURNE, AUSTRALIA (December 21st, 2009) MEO Australia Limited (ASX: **MEO**) is pleased to advise that its preferred farminee has now received Board of Director approval authorising it to complete the farm-in to Exploration Permit WA-360-P. This approval enables finalisation of the documentation to complete the farm-in which will be subject only to Australian regulatory approvals including the Foreign Investment Review Board (FIRB).

A joint release with details of the farm-in will be made once the agreements have been executed.

Concurrent with this approval, MEO has triggered its option to fund the Permit Year 5 (commencing 1st February 2010) commitment well in WA-360-P, completing its farm-in for a 70% interest in the Permit with Rankin Trend Pty Ltd (a wholly owned subsidiary of Moby Oil and Gas, ASX: MOG) and Cue Exploration Pty Ltd (ASX: CUE). MEO will retain a minimum 20% interest (* refer below) in the permit post farm-out.

Discussions have commenced with drilling rig operators aimed at securing a drilling rig for the second half of 2010 to drill Artemis-1 which is targeting mean prospective resources of approximately 12 Tcf.

Jürgen Hendrich
Managing Director & Chief Executive Officer

WA-360-P participants	Equity
North West Shelf Exploration Pty Ltd (MEO subsidiary, Operator)	70%*
Cue Energy Resources Limited (ASX: **CUE**)	15%
Rankin Trend Pty Ltd a wholly owned subsidiary of Moby Oil & Gas (ASX: **MOG**)	15%